

Mail Stop 7010

October 18, 2007

Via U.S. mail and facsimile

Mr. Val John Christensen
Executive Vice President, General Counsel and Secretary
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, UT 84101

>   **Re: EnergySolutions, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed October 9, 2007**
>   **File No. 333-141645**

Dear Mr. Christensen:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3 – Acquisitions, page F-15

We note your response to prior comments 13 and 14. We continue to have concerns regarding the appropriateness of the purchase price allocation for your Envirocare and Duratek acquisitions. We have the following additional comments in this regard.

- In order to better assess the reasonableness of your purchase price allocations, please provide us with a rate of return reconciliation for each acquisition. This reconciliation should identity the weighted average cost of capital (wacc) used to determine the enterprise value of Envirocare and Duratek as well as the wacc used to determine the fair value of each asset and liability acquired.
- Please provide us with a detailed synergy analysis related to the goodwill recognized for both Envirocare and Duratek. Specifically,
    - Provide an assessment of what the stand alone value of Envirocare and Duratek is without any consideration of synergies by potential purchasers.

- Identify and provide an assessment of what the value of any market participant synergies were expected to be. We assume that these synergies were factored into the cash flows of the identifiable assets being fair valued.
- Identity and provide an assessment of the total value of any entity specific synergies on the deal.
- Address how much of the entity specific synergies, if any, were given to the seller (after factoring in stand alone value + market participant synergies) to "seal the deal".

- We note that you have used a "With or Without" approach to value Envirocare's customer relationships and Duratek's disposal customer relationships. This methodology does not appear to capture the value of the customer relationships after the acquisition of these customers. Please reassess the fair value of your customer relationships using the "Excess Earnings" method.
- We note that the replacement cost method of valuing your permits and licenses does not take into account the opportunity cost related to the length of time it takes to obtain the permits and licenses. Please reassess the fair value of your permits and licenses using a replacement cost method that takes into account the related opportunity costs or utilize an income approach to value these intangible assets.
- Please separately identify the deferred tax liabilities recognized in connection with both your Envirocare and Duratek acquisitions.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief